Exhibit 99.1

January 25, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated December 16, 2020, informing that Wipro Limited has acquired 83.4% equity stake in Encore Theme Technologies Private Limited (“Encore Theme”).

In continuation to the aforesaid letter, this is to inform that the Company has completed the acquisition of additional 13.3% equity stake in Encore Theme yesterday. Consequent to the acquisition of aforesaid additional equity stake, the Company’s holding in Encore Theme increased from 83.4% to 96.7%. The remaining 3.3% equity stake will be acquired subject to and after receipt of certain regulatory approvals.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary